Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Cash and equivalents	$	91,527
Deposits with clearing firms		117,663
Receivable from brokers and dealers		96,701
Prepaid expenses		37,235
Fixed assets, net of accumulated depreciation of $86,006		24,040
Total assets	$	367,166

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	42,968
Members' equity		324,198
Total liabilities and members' equity	$	367,166

See accompanying notes.